UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Luckin Coffee Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.000002
(Title of Class of Securities)

54951L109
(CUSIP Number)

February 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐: Rule 13d-1(b)
☑: Rule 13d-1(c)
☐: Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,254,136*
	6	SHARED VOTING POWER 35,317,992**
	7	SOLE DISPOSITIVE POWER 7,254,136*
	8	SHARED DISPOSITIVE POWER 35,317,992**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,572,128
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%***
12	TYPE OF REPORTING PERSON CO

*
Represented by 859,148 American depositary shares (“ADS”), each of which represents eight Class A Ordinary Shares, and US$2,600,000 in principal amount of convertible notes issued by the Issuer (the “Convertible Notes”), with an initial conversion rate of 18.3150 ADSs per US$1,000 principal amount of Convertible Notes, held by GIC Private Limited.

**
Represented by 4,411,086 ADS, each of which represents eight Class A Ordinary Shares, and US$200,000 in principal amount of Convertible Notes, with an initial conversion rate of 18.3150 ADSs per US$1,000 principal amount of Convertible Notes, held by GIC Private Limited.

***
Based upon (1) 791,647,728 Class A Ordinary Shares issued and outstanding (this information was provided by the Issuer on March 4, 2020) and (2) 410,256 Class A Ordinary Shares issuable upon the conversion of the Convertible Notes held by GIC Private Limited.

CUSIP No. 54951L109	SCHEDULE 13G	Page 3 of 5

ITEM 1
(a)	Name of Issuer

Luckin Coffee Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People’s Republic of China, 361008

ITEM 2

(a)	Names of Persons Filing
GIC Private Limited

(b)	Address of Principal Business Office or, if none, Residence
The address for GIC Private Limited is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Republic of Singapore

(c)	Citizenship
GIC Private Limited – Republic of Singapore

(d)	Title of Class of Securities
Class A Ordinary Shares, par value US$0.000002 per share
(e)	CUSIP Number
54951L109

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

ITEM 4	Ownership
Ownership information with respect to GIC Private Limited is incorporated by reference through items (5) through (9) and (11) of the cover page.
Carob Investment Pte. Ltd. shares the power to vote and the power to dispose of 34,656,000 Class A Ordinary Shares held directly by it with GIC Special Investments Pte. Ltd. and GIC Private Limited.  GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

CUSIP No. 54951L109	SCHEDULE 13G	Page 4 of 5

GIC Private Limited is a fund manager and only has two clients – the Government of Singapore (“GoS”) and The Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC Private Limited has the sole power to vote and power to dispose of the 6,873,184 Class A Ordinary Shares beneficially owned by it and the 380,952 Class A Ordinary Shares issuable upon the conversion of the Convertible Notes held by GIC Private Limited (based on the initial conversion rate of 18.3150 ADSs per US$1,000 principal amount of Convertible Notes).  GIC Private Limited shares power to vote and dispose of 632,688 Class A Ordinary Shares beneficially owned by it and the 29,304 Class A Ordinary Shares issuable upon the conversion of the Convertible Notes held by GIC Private Limited (based on the initial conversion rate of 18.3150 ADSs per US$1,000 principal amount of Convertible Notes) with MAS.
ITEM 5	Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
ITEM 8	Identification and Classification of Members of the Group
Not applicable.
ITEM 9	Notice of Dissolution of Group
Not applicable.
ITEM 10	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54951L109	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2020

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President